                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934





                                WaveDancer, Inc.
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    456696103
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Daly
                               497 Circle Freeway
                             Cincinnati, Ohio 45246
                                 (513) 942-7100
    ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                              August 02, 2023
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.     456696103                            13D/A
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    1   NAMES OF REPORTING PERSONS

            Joseph P Daly

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
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    3   SEC USE ONLY

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    4   SOURCE OF FUNDS (See Instructions)

                PF
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    0
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                          0
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
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   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.00%
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   14   TYPE OF REPORTING PERSON (See Instructions)

                  IN
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CUSIP No.     456696103                            13D/A
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    1   NAMES OF REPORTING PERSONS

            EssigPR Inc.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                    (a) [ ]
                                                                                                    (b) [X]
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    3   SEC USE ONLY

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    4   SOURCE OF FUNDS (See Instructions)

                WC
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]
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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Rincon, PR, USA
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       NUMBER OF SHARES             7    SOLE VOTING POWER

         BENEFICIALLY                    100,000
                             ------------------------------------------------------------------------------
           OWNED BY                 8    SHARED VOTING POWER

        EACH REPORTING                   -0-
                             ------------------------------------------------------------------------------
         PERSON WITH                9    SOLE DISPOSITIVE POWER

                                          100,000
                             ------------------------------------------------------------------------------
                                   10    SHARED DISPOSITIVE POWER

                                         -0-
                             ------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               100,000
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   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)        [ ]
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.52%
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   14   TYPE OF REPORTING PERSON (See Instructions)

                  CO
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         ITEM 1. SECURITY AND ISSUER.

        The class of equity security to which this statement relates is the common stock (the "Common Stock"), $0.01 par value per share ("Share"), of WaveDancer, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 12015 Lee Jackson Memorial Highway, Suite 210, Fairfax, Virginia, 22033.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to read as follows:

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchases by EssigPR, Inc were from working captial. The Reporting Persons did not borrow any funds to acquire their respective shares. The following table shows the APPROXIMATE amounts of funds paid for the Shares by the Reporting Persons.

Joseph P Daly                        $0


EssigPR, Inc.                        $13,105.58


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 100,000 shares of the Issuer:

                                            Percentage of
                             Number Of      Outstanding
Shares Held in the Name of   Shares         Security (1)
Joseph P Daly                      0         0.00%


EssigPR Inc.                 100,000(2)      0.52%
                           ----------      -------

TOTAL                        100,000         0.52%


(1) The foregoing percentages assume that the number of Shares of the Issuer outstanding, as reported in the Issuer's 10-Q for the quarter ended
March 31, 2023 is 19,259,834 Shares (as of May 18, 2023).

(2) Shares are held by EssigPR,Inc., a C corporation controlled by Joseph P. Daly

(b) Joseph P. Daly has sole voting and dispositive power over his shares enumerated in paragraph (a). EssigPR, Inc. has shared voting and dispositive power over its shares enumerated in paragraph (a).

         (d) RIGHT TO RECEIVE OR POWER TO DIRECT: Not applicable.

         (e) DATE REPORTING PERSON CEASED TO BE 5% OWNER: August 03, 2023

                                    SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: August 04, 2023
                                               /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly



EssigPR, Inc.
By:                                            /s/   Joseph P Daly
                                               ------------------------
                                               Print Name: Joseph P Daly